April 4, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

RE:
VistaGen Therapeutics, Inc.
Registration Statement on Form S-3
Filed January 23, 2017
File No. 333-215671

Dear Ms. Hayes:

We thank you for your comment letter dated February 6, 2017 (the “Comment Letter”) addressed to VistaGen Therapeutics, Inc. (the “Company”). The following is in response to the Staff’s inquiries in the Comment Letter regarding the Company's Registration Statement on Form S-3 (the “Registration Statement”), filed on January 23, 2017. The Staff’s comments are included below in bold, and are immediately followed by the Company’s response.

Contemporaneously with the filing of this letter, the Company is filing pre-effective amendment No. 1 to the Registration Statement (the “Amendment”) in response to the Staff’s comments raised in the Comment Letter.

Incorporation of Certain Information by Reference, page 25

1.
Please incorporate by reference your Form 8-K filed September 27, 2016 pursuant to Item 12(a)(2) of Form S-3.

Response

We have revised the Incorporation of Certain Information by Reference section in the Amendment in accordance with Item 12(a)(2) of Form S-3, including incorporating by reference the Company’s Current Report on Form 8-K filed September 27, 2016.

Exhibit Index

2.
Please file the legal opinion as Exhibit 5.1 to your registration statement pursuant to Item 601(b)(5) of Regulation S-K. Please note that we may have further comments based on our review of the opinion.

Response

The required legal opinion was filed with the Amendment as Exhibit 5.1.

3.
Please file the forms of indenture for senior and subordinated debt securities as Exhibits 4.4 and 4.5 pursuant to Item 601(b)(4) of Regulation S-K.

Response

The Company has elected not to proceed with the registration of debt securities. Accordingly, all disclosure related to the potential issuance of debt securities, as well as any related exhibits, have been removed from the Amendment. As no debt securities are included in the Amendment, the Company has not added the forms of indenture for senior and subordinate debt securities to the exhibit index of the Amendment.

4.
We note your indication that you may file Exhibits 25.1 and 25.2 as exhibits to a current report on Form 8-K or pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939. Please note that you must separately file the Form T-1s under the electronic form type “305B2” and not in a Form 8-K. Please refer to Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. Please revise your exhibit index accordingly.

Response

Please see the response under comment no. 3 above. As the Company has elected not to proceed with the registration of debt securities, Exhibits 25.1 and 25.2 have been removed from the exhibit index.

If you have any questions or would like to discuss our responses, please contact the undersigned at (619) 272-7050.

Very truly yours,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks, Esq.
Partner
Disclosure Law Group

cc:
Shawn K. Singh

Chief Executive Officer and Director

Jerrold D. Dotson
Chief Financial Officer

VistaGen Therapeutics, Inc.